

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 24, 2017

Via E-mail
Benefit Street Partners Realty Trust, Inc.
Jerome S. Baglien
Chief Financial Officer and Treasurer
9 West 57th Street, Suite 4920
New York, New York 10019

> **Re: Benefit Street Partners Realty Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 17, 2017**
> **File No. 000-55188**

Dear Mr. Baglien:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

Cc: Michael McTiernan
Hogan Lovells US LLP